[DIETERICH & MAZAREI LETTERHEAD]

February 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Alpha Green Energy Limited Application for Withdrawal of Amendment No. 1 filed on February 18, 2010 to the Registration Statement (Registration No. 333-164941) (the “Registration Statement”) on Form S-1 for filing with incorrect document

Ladies and Gentlemen:

Alpha Green Energy Limited (the “Issuer”) hereby applies to withdraw Amendment No. 1 to the Registration Statement on Form S-1 (Form S-1/A) as filed on February 18, 2010 based upon the fact that filing did not contain the proper amended document.   The filing to be withdrawn was submitted and accepted on February 18, 2010 and has an ascension number of 0001140905-10-000032.

If you have any questions with respect to this matter, or would like any further information, please contact our office at any time.

Very truly yours,

DIETERICH & MAZAREI

/s/ Mazyar H. Mazarei

Mazyar H. Mazarei

Counsel to Alpha Green Energy Limited